# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pattern Group Inc., CIK 0001811935
CUSIP: 70339W104
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 1441 West Innovation Way, Suite 500, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002087149

## Reporting persons
- KL Pattern Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,874,286; sole dispositive power 0; shared dispositive power 27,874,286; aggregate amount beneficially owned 27,874,286 (18% of the class)
  Comment: The reported percentage is calculated based upon 154,522,413 shares of Series A common stock ("Series A Shares") outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 6, 2025.
- KLC Fund I GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,176,542; sole dispositive power 0; shared dispositive power 28,176,542; aggregate amount beneficially owned 28,176,542 (18.2% of the class)
  Comment: The reported percentage is calculated based upon 154,522,413 Series A Shares outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.
- KLC Fund I UGP LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,176,542; sole dispositive power 0; shared dispositive power 28,176,542; aggregate amount beneficially owned 28,176,542 (18.2% of the class)
  Comment: The reported percentage is calculated based upon 154,522,413 Series A Shares outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.
- John P. Bailey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 28,176,542; sole dispositive power 0; shared dispositive power 28,176,542; aggregate amount beneficially owned 28,176,542 (18.2% of the class)
  Comment: The reported percentage is calculated based upon 154,522,413 Series A Shares outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.

## Item 1. Issuer
Name of issuer: Pattern Group Inc.
Address of issuer's principal executive offices: 1441 West Innovation Way, Suite 500, Lehi, UT 84043

## Item 2. Person Filing
Name of person filing:
This statement is being filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) KL Pattern Holdings LP ("KL LP")
(ii) KLC Fund I GP LP ("KLC Fund GP")
(iii) KLC Fund I UGP LLC ("KLC Fund UGP")
(iv) John P. Bailey ("Mr. Bailey")
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is c/o Knox Lane LP, 655 Montgomery Street, Suite 1905, San Francisco, CA, 94111.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities are directly held as follows: 27,874,286 by KL LP and 302,256 by KLC Fund I LP ("KLC Fund I"). The management of KL LP and the management of KLC Fund I are controlled by KLC Fund GP. KLC Fund UGP is the general partner of KLC Fund GP. The management of KLC Fund UGP is controlled by its managing member, Mr. Bailey. As such, Mr. Bailey may be deemed to have voting and dispositive power with respect to the Series A Shares held by KL LP and KLC Fund I. The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.
Percent of class:
See responses to row 11 on each cover page.

The reported securities beneficially owned by KL LP represent 18.0% of the outstanding Series A Shares and the reported securities beneficially owned by KLC Fund GP, KLC Fund UGP and Mr. Bailey (which represent the securities directly held by KL LP and KLC Fund I) represent 18.2% of the outstanding Series A Shares. Such calculation is based upon 154,522,413 Series A Shares outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- KL Pattern Holdings LP: /s/ Ivor van Esch, Ivor van Esch / Chief Financial Officer (11/07/2025)
- KLC Fund I GP LP: /s/ Ivor van Esch, Ivor van Esch / Chief Financial Officer (11/07/2025)
- KLC Fund I UGP LLC: /s/ Ivor van Esch, Ivor van Esch / Chief Financial Officer (11/07/2025)
- John P. Bailey: /s/ John P. Bailey, John P. Bailey (11/07/2025)
Comment: Exhibit 99.1 Joint Filing Agreement, dated as of November 7, 2025.

KL Pattern Holdings LP, By: KLC Fund I GP LP, its Manager, By: KLC Fund I UGP LLC, its General Partner. KLC Fund I GP LP, By: KLC Fund I UGP LLC, its General Partner.